FOR IMMEDIATE RELEASE
                                                                       26-Sep-03
                                                           ADVANTEST CORPORATION
                                (Toshio Maruyama, Representative Board Director,
                                   President of Corporate Executive Officers and
                                                        Chief Operating Officer)
                                    (Stock Code Number: 6857, TSE first section)
                                                      (Ticker Symbol: ATE, NYSE)

CONTACT:
Hiroshi Nakamura
(Manager, Accounting Department)
Phone: +81-(0)3-3342-7500



       Revision of Earnings Forecast for the Fiscal Year Ending March 2004

In light of recent developments in the market and other factors, Advantest Corporation hereby revises the earnings forecast previously released in its Annual Financial Digest dated April 25, 2003.


(Consolidated Earnings) [US GAAP]

1. FY 2003 interim (April 1, 2003 to September 30, 2003)

                                                         (in millions of yen)
--------------------------------------------------------------------------------
                                Net Sales      Income before      Net Income
                                               income taxes
--------------------------------------------------------------------------------
Previous forecast (A)            56,000              500              300
(as of April 25, 2003)
--------------------------------------------------------------------------------
Revised forecast (B)             61,000            3,000            2,000
--------------------------------------------------------------------------------
Difference (B-A)                  5,000            2,500            1,700
--------------------------------------------------------------------------------
Percentage change                   8.9%           500.0%           566.7%
--------------------------------------------------------------------------------
FY 2002 interim results          41,113           -6,660           -3,769
--------------------------------------------------------------------------------

2. FY 2003 (April 1, 2003 to March 31, 2004)

                                                           (in millions of yen)
--------------------------------------------------------------------------------
                               Net Sales       Income before      Net Income
                                               income taxes
--------------------------------------------------------------------------------
Previous forecast (A)           120,000            5,000            3,000
(as of April 25, 2003)
--------------------------------------------------------------------------------
Revised forecast (B)            140,000           12,500            7,500
--------------------------------------------------------------------------------
Difference (B-A)                 20,000            7,500            4,500
--------------------------------------------------------------------------------
Percentage change                  16.7%           150.0%           150.0%
--------------------------------------------------------------------------------
FY 2002 results                  97,740          -18,688          -12,994
--------------------------------------------------------------------------------

(Unconsolidated Earnings)  [Japanese GAAP]

1. FY 2003 interim (April 1, 2003 to September 30, 2003)

                                                            (in millions of yen)
--------------------------------------------------------------------------------
                               Net Sales      Ordinary Income     Net Income
--------------------------------------------------------------------------------
Previous forecast (A)            45,000              500            1,100
(as of April 25, 2003)
--------------------------------------------------------------------------------
Revised forecast (B)             50,000            2,000            1,400
--------------------------------------------------------------------------------
Difference (B-A)                  5,000            1,500              300
--------------------------------------------------------------------------------
Percentage change                  11.1%           300.0%            27.3%
--------------------------------------------------------------------------------
FY 2002 interim results          31,937           -7,763           -4,165
--------------------------------------------------------------------------------

2. FY 2003 (April 1, 2003 to March 31, 2004)
                                                            (in millions of yen)
--------------------------------------------------------------------------------
                               Net Sales      Ordinary Income    Net Income
--------------------------------------------------------------------------------
Previous forecast (A)            98,000            2,000            2,000
(as of April 25, 2003)
--------------------------------------------------------------------------------
Revised forecast (B)            115,000            8,000            4,500
--------------------------------------------------------------------------------
Difference (B-A)                 17,000            6,000            2,500
--------------------------------------------------------------------------------
Percentage change                  17.3%           300.0%           125.0%
--------------------------------------------------------------------------------
FY 2002 results                  76,686          -19,084          -11,467
--------------------------------------------------------------------------------


Reasons for the Above Revisions

Following the release of our last forecast on April 25, 2003, conditions in the semiconductor-related industries improved. As net sales and income from our automated test equipment segment are expected to increase from our previously released figures, we have decided to revise our interim and annual forecast.




* Cautionary Statement with Respect to Forward-Looking Statements

         This release contains "forward-looking statements" that are based on Advantest's current expectations, estimates and projections. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest's actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These factors include: (i) changes in demand for the products and services produced and offered by Advantest's customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to Advantest's investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers and communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where Advantest purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where Advantest procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold. A discussion of these and other factors which may affect Advantest's actual results, levels of activity, performance or achievements is contained in the "Operating and Financial Review and Prospects", "Key Information - Risk Factors" and "Information on the Company" sections and elsewhere in Advantest's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.